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[AIM INVESTMENTS LOGO APPEARS HERE]
--Servicemark--
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713-626-1919


A I M Advisors, Inc.


   April 21, 2004



   VIA EDGAR

   U.S. Securities and Exchange Commission
   450 Fifth Street, NW
   Washington, DC 20549

   Re:  INVESCO Variable Investment Funds, Inc.
        Post-Effective Amendment No. 30
        Registration Statement on Form N-1A
        (File No. 811-8038)

   Ladies and Gentlemen:

   On behalf of INVESCO Variable Investment Funds, Inc. (the "Fund"), I hereby request, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of the Fund's Post-Effective Amendment No. 30 to its Registration Statement on Form N-1A filed with the U.S. Securities and Exchange Commission ("SEC") on March 1, 2004, Edgar Accession No. 0001193125-04-032369. The Fund has determined not to proceed with the offering, because all series of the Fund will be reorganized into existing series of AIM Variable Insurance Funds effective April 30, 2004. No securities were sold in connection with the offering.

   If you have any questions regarding this matter, please do not hesitate in contacting Peter A. Davidson at (713) 214-7888.

   Sincerely,

   /s/ JIM A. COPPEDGE

   Jim A. Coppedge
   Assistant Secretary

A Member of the AMVESCAP Group